UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated February 21, 2013 containing the Company's preliminary fourth quarter and full year 2012 results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: March 5, 2013	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD.
PRELIMINARY FOURTH QUARTER AND FULL YEAR 2012 RESULTS

Highlights

•	Frontline reports a net loss attributable to the Company of $16.6 million for the fourth quarter of 2012, equivalent to a loss per share of $0.21.
•	Frontline reports a net loss attributable to the Company of $82.8 million for the year ended December 31, 2012, equivalent to a loss per share of $1.06.
•	Frontline records a vessel impairment loss of $18.9 million in the fourth quarter.
•	Frontline will not pay a dividend for the fourth quarter of 2012.
•	Frontline terminated the long term charter parties for the OBO carriers Front Climber and Front Driver in October and November 2012, respectively.
•
Frontline terminated the charter parties for the two singe hull VLCCs Ticen Ocean and Titan Aries in November 2012 and in January 2013, respectively, and recognized a gain of $11.2 million in the fourth quarter and expects to recognize a gain of approximately $7.5 million in the first quarter of 2013, respectively.

•	Frontline re-delivered the chartered-in VLCC Gulf Eyadah to its owner in December 2012.
•
In December 2012, Frontline agreed to an early termination of the time charter out contracts on the two OBO carriers, Front Viewer and Front Guider, and received compensation for loss of hire of $35.0 million (gross). Frontline also agreed to terminate the long term charter parties for these vessels and paid $23.5 million to Ship Finance as compensation for the early termination of the charters.

•	In February 2013, Frontline agreed to terminate the long term charter party for the Suezmax tanker Front Pride

Preliminary Fourth Quarter and Full Year 2012 Results

The Board of Frontline Ltd. (the "Company" or "Frontline") announces a net loss attributable to the Company of $16.6 million for the fourth quarter of 2012, equivalent to a loss per share of $0.21, compared with a net loss attributable to the Company of $49.0 million and a loss per share of $0.63 for the preceding quarter. The net loss attributable to the Company in the fourth quarter includes a loss on sale of assets and amortization of deferred gains of $2.6 million, which includes an aggregate deferred gain of $3.7 million relating to the sale and leasebacks of DHT Eagle (ex Front Eagle) and Gulf Eyadah (ex Front Shanghai), a gain of $11.2 million on the termination of the lease for the single hull VLCC Ticen Ocean, a loss of $16.5 million on the termination of the lease for Front Viewer and losses of $0.8 million and $0.2 million on the termination of the leases for Front Driver and Front Climber, respectively.

The Company has recorded a vessel impairment loss of $18.9 million in the fourth quarter. This loss comprises $14.2 million, which is the expected loss on the termination of the long term charter for the OBO carrier Front Guider in March 2013 and $4.7 million, which is the expected loss on the termination of the long term charter for the Suezmax tanker Front Pride in late February 2013. Impairment losses are taken when events or changes in circumstances occur that cause the Company to believe that future cash flows for an individual vessel will be less than its carrying value and not fully recoverable. In such instances an impairment charge is recognized if the estimate of the undiscounted cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount.

The net loss attributable to the Company in the fourth quarter includes a compensation for loss of hire of $35.0 million (gross) resulting from early termination from the charterers of the time charter out contracts on the two OBO carriers, Front Viewer and Front Guider. The amount was recorded in operating revenues. This amount together with the loss of $16.5 million on the termination of the lease for Front Viewer and the $14.2 million impairment loss on Front Guider resulted in a net gain of approximately $4.3 million from this transaction.

The net loss attributable to the Company in the preceding quarter includes a gain on sale of assets and amortization of deferred gains of $3.3 million, which includes an aggregate deferred gain of $3.8 million relating to the sale and leasebacks of DHT Eagle and Gulf Eyadah.

The average daily time charter equivalents ("TCEs") earned in the spot and period market in the fourth quarter by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $19,300, $14,000 and $35,100, respectively, compared with $12,300, $10,500 and $33,700, respectively, in the preceding quarter. The spot earnings for the Company's double hull VLCCs and Suezmax vessels were $18,500 and $14,000, respectively, compared with $13,300 and $10,500, respectively, in the preceding quarter

The contingent rental expense relates to the amended charter parties with Ship Finance International Limited ("Ship Finance") and the amended charter parties for four other leased vessels and is based on the difference between the renegotiated rates and the actual TCE revenues up to the original contract rates.

Ship operating expenses decreased by $7.4 million compared with the preceding quarter due to a decrease in running costs and a decrease in dry docking costs of $4.8 million.

Charter hire expenses decreased by $2.5 million compared with the preceding quarter primarily as a result of the redelivery of vessels.

Interest expense, net of capitalized interest, was $23.1 million in the fourth quarter of which $5.5 million relates to the Company's subsidiary Independent Tankers Corporation Limited ("ITCL").

Frontline announces a net loss attributable to the Company of $82.8 million for the year ended December 31, 2012, equivalent to a loss per share of $1.06. The average daily TCEs earned in the spot and period market in the year ended December 31, 2012 by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $22,200, $15,200, and $33,600, respectively, compared with $22,800, $14,100 and $36,700, respectively, in the year ended December 31, 2011. The spot earnings for the Company's double hull VLCCs and Suezmax vessels were $22,400 and $15,200, respectively, in the year ended December 31, 2012.

As of December 31, 2012, the Company had total cash and cash equivalents of $137.6 million and restricted cash of $87.5 million. Restricted cash includes $86.3 million relating to deposits in ITCL.

The Company estimates average cash cost breakeven rates for 2013 on a TCE basis for its VLCCs and Suezmax tankers of approximately $24,200 and $18,800, respectively.

Fleet Development

In August 2012, the Company announced that it had agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Climber and that Ship Finance had simultaneously sold the vessel. The charter party was terminated on October 15, 2012. The Company made a compensation payment to Ship Finance of $0.6 million for the early termination of the charter. The Company recorded an impairment loss of $4.2 million in the second quarter and a loss of $0.2 million in gain (loss) of sale of assets and amortization of deferred gains in the fourth quarter.

In September 2012, the Company agreed with Nordic American Tankers Ltd that Frontline's nine Suezmax vessels would leave the Orion Suezmax pool due to Frontline's wish to be more flexible in the operation of its vessels. All of the Company's Suezmax vessels left the pool during the fourth quarter.

In October 2012, the Company announced that it had agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Driver and that Ship Finance had simultaneously sold the vessel. The charter party was terminated November 20, 2012. The Company made a compensation payment to Ship Finance of $0.5 million for the early termination of the charter. The Company recorded an impairment loss of $4.0 million in the second quarter and a loss of $0.8 million in gain (loss) of sale of assets and amortization of deferred gains in the fourth quarter.

In October 2012 the Company terminated the bareboat charters on the two single hull VLCCs Ticen Ocean and Titan Aries and the vessels were delivered to the buyers (as announced in September, 2011) in November 2012 and January 2013, respectively.

The Company re-delivered the chartered-in VLCC Gulf Eyadah to its owner in December 2012.

In December 2012, the Company agreed to an early termination of the time charter out contracts on the two OBO carriers, Front Viewer and Front Guider, and received a compensation payment in December 2012 from the charterers for loss of hire due to the early termination of $35.0 million. This amount was recorded in operating revenues. The Company also agreed with Ship Finance to terminate the long term charter parties for these two OBO carriers. The charter party for Front Viewer terminated in December 2012 and the charter party for the Front Guider is expected to terminate in March 2013 after its present voyage. The Company paid $23.5 million to Ship Finance as compensation for the early termination of the charters and the estimated loss of contingent rentals relating to the two vessels. As previously advised the Company recorded in the fourth quarter loss on termination of the lease for Front Viewer of $16.5 million and a vessel impairment loss of $14.2 million on the expected loss on termination of the lease on Front Guider in March 2013.

In February 2013, Frontline agreed with Ship Finance to terminate the long term charter party for the Suezmax tanker Front Pride and Ship Finance has simultaneously sold the vessel. The charter party was  terminated February 16, 2013. Frontline will make a compensation payment to Ship Finance of approximately $2.1 million for the early termination of the charter. The transaction will reduce the Company's obligations under capital leases by approximately $5.1 million and the Company has recorded an impairment loss of $4.7 million in the fourth quarter.

Newbuilding Program

As of December 31, 2012, the Company's newbuilding program comprised two Suezmax tankers, and the Company was committed to make newbuilding installments of $87.9 million with expected payment in 2013.

Corporate

In January 2013, the Company was allocated 1,142,857 shares in a private placement by Frontline 2012 Ltd. of 59 million new ordinary shares at a subscription price of $5.25 per share. Following the private placement, the Company' has an ownership of 6.3% in Frontline 2012 Ltd..

In February 2013, the Security and Exchange Commission ("the SEC") declared the Company's Form F-3 Registration Statement effective.

The Board of Directors has decided not to declare a dividend for the fourth quarter of 2012.

77,858,502 ordinary shares were outstanding as of December 31, 2012, and the weighted average number of shares outstanding for the quarter was 77,858,502.

The Market

The market rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the fourth quarter of 2012 was WS 42.8, representing an increase of approximately WS 7 point from the third quarter of 2012 and a decrease of approximately WS 15 points from the fourth quarter of 2011. Present market indications are zero per day in the first quarter of 2013.

The market rate for a Suezmax trading on a standard 'TD5' voyage between West Africa and Philadelphia in the fourth quarter of 2012 was WS 60.5, representing an increase of one WS point from the third quarter of 2012 and a decrease of WS 9 points from the fourth quarter of 2011. Current market forward rates are approximately $10,750 per day in the first quarter of 2013.

Bunkers at Fujairah averaged $615/mt in the fourth quarter of 2012 compared to $650/mt in the third quarter of 2012. Bunker prices varied between a low of $593/mt on November 5th and a high of $655/mt on October 1st.

The International Energy Agency's ("IEA") February 2013 report stated an OPEC oil production, including Iraq, of 30.9 million barrels per day (mb/d) in the fourth quarter of 2012. This was a decrease of 0.5 mb/d compared to the third quarter of 2012, due to lower Saudi Arabian production in November and December.

The IEA estimates that world oil demand averaged 91.0 mb/d in the fourth quarter of 2012, which is an increase of 0.8 mb/d compared to previous quarter and the IEA estimates that world oil demand averaged approximately 89.8 mb/d in 2012, representing an increase of 1.1 percent or 1.0 mb/d from 2011. 2013 demand is expected to be 90.7 mb/d.

The VLCC fleet totalled 622 vessels at the end of the fourth quarter of 2012, up from 617 vessels at the end of the previous quarter. 11 VLCCs were delivered during the quarter, six were removed. The order book counted 81 vessels at the end of the fourth quarter, down from 91 orders from the previous quarter. The current order book represents approximately 13 percent of the VLCC fleet. According to Fearnley's, the single hull fleet is 17 vessels, five less than last quarter.

The Suezmax fleet counts 468 vessels at the end of the fourth quarter, up from 462 vessels at the end of the previous quarter. 14 vessels were delivered during the quarter whilst eight were removed. The order book counted 72 vessels at the end of the fourth quarter, which represents 15 percent of the total fleet. According to Fearnley's, the single hull fleet has been reduced from nine to five vessels.

Strategy and Outlook

The tanker market has shown a strong negative development in the last four years. Currently crude tankers are going through one of the worst winters ever with VLCC rates close to zero, limited number of fixtures and very high availability of VLCC tonnage. Several tanker companies are already experiencing severe problems and if the weak market continues it is likely to lead to significant financial problems for the whole tanker industry. Consensus is that the tanker market will not experience sustained recovery until overcapacity is removed.

The Company’s free cash position was during the quarter reduced from $164.5 million to $137.6 million. The cash position is anticipated to be further reduced after payment of $52.2 million cash sweep in March 2013 related to the amended charter parties with Ship Finance.

Frontline will, in this market environment, continue its strategy to reduce the fleet by redelivering the older and non core vessels in order to reduce the Company’s financial exposure. The Company will remain cautious and focus its resources on the present activities until a clearer sign of recovery can be seen in the tanker market.

If the tanker market does not recover before 2015 and no additional equity can be raised or assets sold there is a risk that Frontline will not have sufficient cash to repay the existing $225 million convertible bond loan at maturity in April 2015. Such a situation might force a restructuring of the Company, including modifications of charter lease obligations and debt agreements.

Based on results achieved so far in the first quarter, the current outlook and the early termination of the time charter out contracts on the two OBO carriers, Front Guider and Front Viewer, the Board expects the operating result in the first quarter to be weaker than in the fourth quarter.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
February 21, 2013

Questions should be directed to:
Jens Martin Jensen: Chief Executive Officer, Frontline Management AS
+47 23 11 40 99

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2011 Oct-Dec	2012 Oct-Dec	CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands of $)	2012 Jan-Dec	2011 Jan-Dec
181,981	197,436	Total operating revenues	668,107	810,102
(312,878)	(2,560)	Gain (loss) on sale of assets and amortization of deferred gains	16,813	(307,894)
67,673	84,607	Voyage expenses and commission	274,132	295,787
(347)	-	Profit share expense (income)	-	482
-	11,981	Contingent rental expense	54,612	-
39,098	29,174	Ship operating expenses	130,685	187,010
14,758	6,362	Charter hire expenses	37,461	65,601
9,397	9,205	Administrative expenses	33,906	35,886
-	18,901	Impairment loss on vessels	32,042	121,443
44,057	27,953	Depreciation	114,845	195,597
174,636	188,183	Total operating expenses	677,683	901,806
(305,533)	6,693	Net operating gain (loss)	7,237	(399,598)
29	40	Interest income	130	3,958
(37,188)	(23,149)	Interest expense	(94,962)	(141,497)
(189)	(171)	Share of results from associated companies	(4)	(600)
(65)	(16)	Foreign currency exchange gain (loss)	84	106
(816)	(198)	Other non-operating items	4,119	9,153
(343,762)	(16,801)	Net loss before taxes and non controlling interest	(83,396)	(528,478)
(349)	(122)	Taxes	(379)	(532)
(344,111)	(16,923)	Net loss	(83,775)	(529,010)
445	357	Net loss (income) attributable to non controlling interest	1,021	(591)
(343,666)	(16,566)	Net loss attributable to Frontline Ltd.	(82,754)	(529,601)

(4.41)	(0.21)	Basic loss per share attributable to Frontline Ltd. ($)	(1.06)	(6.80)

		Income on time charter basis ($ per day per ship)*
19,100	19,300	VLCC	22,200	22,800
13,900	14,000	Suezmax	15,200	14,100
41,600	35,100	Suezmax OBO	33,600	36,700

* Basis = Calendar days minus off-hire. Figures after deduction of broker commission

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2011 Oct-Dec	2012 Oct-Dec	CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (in thousands of $)	2012 Jan-Dec	2011 Jan-Dec
(344,111)	(16,923)	Net loss	(83,775)	(529,010)
(270)	61	Unrealized gain (loss) from marketable securities	527	(894)
(43)	22	Foreign currency translation gain (loss)	97	(49)
(313)	83	Other comprehensive income (loss)	624	(943)
(344,424)	(16,840)	Comprehensive loss	(83,151)	(529,953)
(343,979)	(16,483)	Comprehensive loss attributable to Frontline Ltd.	(82,130)	(530,544)
(445)	(357)	Comprehensive (loss) income attributable to non controlling interest	(1,021)	591
(344,424)	(16,840)		(83,151)	(529,953)

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	2012 Dec 31	2011 Dec 31
ASSETS
Short term
Cash and cash equivalents	137,603	160,566
Restricted cash	87,506	100,566
Other current assets	166,921	149,273
Long term
Newbuildings	26,913	13,049
Vessels and equipment, net	282,946	312,292
Vessels under capital lease, net	893,089	1,022,172
Investment in finance lease	51,374	53,531
Investment in unconsolidated subsidiaries and associated companies	40,633	27,340
Other long-term assets	1,236	1,780
Total assets	1,688,221	1,840,569

LIABILITIES AND EQUITY
Short term liabilities
Short term debt and current portion of long term debt	20,700	19,521
Current portion of obligations under capital lease	52,070	55,805
Other current liabilities	113,851	92,058
Long term liabilities
Long term debt	463,292	493,992
Obligations under capital lease	898,490	957,431
Other long term liabilities	8,669	8,283
Commitments and contingencies
Equity
Frontline Ltd. equity	119,675	200,984
Noncontrolling interest	11,474	12,495
Total equity	131,149	213,479
Total liabilities and equity	1,688,221	1,840,569

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2011 Oct-Dec	2012 Oct-Dec	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2012 Jan-Dec	2011 Jan-Dec
		OPERATING ACTIVITIES
(344,111)	(16,923)	Net loss	(83,775)	(529,010)
		Adjustments to reconcile net loss to net cash provided by operating activities:
49,626	28,088	Depreciation and amortization	115,388	202,519
99	(1)	Unrealized foreign currency exchange (gain) loss	(3)	73
312,878	2,560	(Gain) loss on sale of assets and amortization of deferred gains	(16,813)	311,249
189	171	Equity losses of associated companies	4	600
-	18,901	Impairment loss on vessels	32,042	121,443
(518)	558	Other, net	1,760	(8,681)
1,259	(9,652)	Change in operating assets and liabilities	19,971	(41,340)
19,422	23,702	Net cash provided by operating activities	68,574	56,853

		INVESTING ACTIVITIES
56,675	(11,771)	Change in restricted cash	13,060	155,581
(3,398)	(13,002)	Additions to newbuildings, vessels and equipment	(14,503)	(82,378)
412	488	Finance lease payments received	1,824	1,535
180,588	(1,605)	Proceeds from sale of vessels and equipment	10,619	200,041
-	-	Proceeds from sale of shares in subsidiaries	-	128,882
-	-	Proceeds from sale of investments	-	46,547
(24,536)	-	Net investment in associated companies	(13,548)	(24,536)
209,741	(25,890)	Net cash (used in) provided by investing activities	(2,548)	425,672

		FINANCING ACTIVITIES
-	-	Proceeds from long-term debt, net of fees paid	-	70,559
(125,735)	(872)	Repayment of long-term debt	(24,921)	(256,527)
(133,889)	(23,821)	Repayment of capital leases	(64,068)	(295,501)
-	-	Dividends paid	-	(17,129)
(259,624)	(24,693)	Net cash used in financing activities	(88,989)	(498,598)

(30,461)	(26,881)	Net decrease in cash and cash equivalents	(22,963)	(16,073)
191,027	164,484	Cash and cash equivalents at start of period	160,566	176,639
160,566	137,603	Cash and cash equivalents at end of period	137,603	160,566

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2012 Jan-Dec	2011 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of period	77,858,502	77,858,502

SHARE CAPITAL
Balance at beginning and end of period	194,646	194,646

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	225,769	224,245
Stock option expense	821	1,524
Transfer to contributed surplus	(225,769)	-
Balance at end of period	821	225,769

CONTRIBUTED SURPLUS
Balance at beginning of period	248,360	248,360
Transfer from additional paid in capital	225,769	-
Balance at end of period	474,129	248,360

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of period	(4,779)	(3,836)
Other comprehensive income (loss)	624	(943)
Balance at end of period	(4,155)	(4,779)

RETAINED (DEFICIT) EARNINGS
Balance at beginning of period	(463,012)	83,718
Net loss	(82,754)	(529,601)
Cash dividends	-	(17,129)
Balance at end of period	(545,766)	(463,012)

FRONTLINE LTD. EQUITY	119,675	200,984

NONCONTROLLING INTEREST
Balance at beginning of period	12,495	11,904
Net (loss) income	(1,021)	591
Balance at end of period	11,474	12,495

TOTAL EQUITY	131,149	213,479

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements as at December 31, 2011.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2011.

3.	RESTRUCTURING

The Company successfully completed a restructuring of its business in December 2011. The restructuring included the sale of 15 wholly-owned special purpose companies ("SPCs") to Frontline 2012 Ltd. ("Frontline 2012"). These SPCs held six VLCCs (including one on time charter), four Suezmax tankers and five VLCC newbuilding contracts. The SPCs were sold at fair market value of $1,120.7 million. As part of the transaction, Frontline 2012 assumed the obligation to pay $666.3 million in bank debt related to the vessels and $325.5 million in remaining commitments to the yard under the newbuilding contracts. The sale of these SPCs resulted in a loss of $307.0 million, which was recorded in the fourth quarter of 2011. In June 2012, the Company received payment for the working capital related to the assets sold in the amount of $10.5 million.

On December 16, 2011, Frontline 2012 completed a private placement of 100,000,000 new ordinary shares of par value $2.00 per share at a subscription price of $2.85, raising $285.0 million in gross proceeds, subject to certain closing conditions. These conditions were subsequently fulfilled and Frontline 2012 was registered on the Norwegian Over the Counter list in Oslo on December 30, 2011. The Company was allocated 8,771,000 shares, representing approximately 8.8 percent of the share capital of Frontline 2012 for which it paid $25.0 million. The Company has accounted for its investment in Frontline 2012 under the equity method. There were no discontinued operations associated with this transaction.

The Company will initially manage Frontline 2012 through its wholly owned subsidiary, Frontline Management (Bermuda) Ltd.. Frontline 2012 plans to establish its own management subsidiary with a management team solely focused on its activities over time.

Following the restructuring, the Company's operating fleet was reduced from 58 vessels to 48 vessels, including the nine vessels owned through Independent Tankers Corporation Limited ("ITCL"). In addition, newbuilding commitments reduced from $437.9 million to $112.4 million relating to two Suezmax tanker newbuilding contracts. Bank debt was eliminated following a prepayment of a $12.9 million loan associated with a vessel, which was not part of the transaction with Frontline 2012, and the prepayment of ITCL's $33.0 million bank loan.

As part of the restructuring, the Company obtained agreements with its major counterparties to reduce the gross charter payment commitments under existing chartering arrangements by approximately $293 million for the period from January 1, 2012 to December 31, 2015. The Company will compensate the counterparties with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates. Some of the counterparties will receive some additional compensation for earnings achieved above the original contract rates.

4.	IMPAIRMENT LOSS

The Company has recorded a vessel impairment loss of $13.1 million in the three months ended June 30, 2012. This loss relates to three OBO vessels – Front Rider ($4.9 million), Front Climber ($4.2 million) and Front Driver ($4.0 million). The losses relating to Front Rider, Front Climber and Front Driver were the expected losses on the termination of the long term charter parties in July, October and in the fourth quarter of 2012, respectively.

The Company has recorded a vessel impairment loss of $18.9 million in the fourth quarter. This loss comprises $14.2 million, which is the expected loss on the termination of the long term charter for the OBO carrier Front Guider in March 2013 and $4.7 million, which is the expected loss on the termination of the long term charter for the Suezmax tanker Front Pride in late February 2013.

Impairment losses are taken when events or changes in circumstances occur that cause the Company to believe that future cash flows for an individual vessel will be less than its carrying value and not fully recoverable. In such instances an impairment charge is recognized if the estimate of the undiscounted cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount.

5.	NEWBUILDINGS

Five VLCC newbuilding contracts were sold to Frontline 2012 in December 2011 (see Note 3), which left the Company with two Suezmax newbuilding contracts at December 31, 2011.

6.	VESSELS AND EQUIPMENT, NET

The Company sold its 1993-built double hull Suezmax tanker, Front Alfa, in March 2012.

7.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Marketable securities of $1.2 million at December 31, 2012 (December 31, 2011: $0.7 million) are measured at fair value on a recurring basis. The fair value of marketable securities is based on the quoted market prices. This fair value falls within the "Level 1" category of ASC 820-10 being "measurements using quoted prices in active markets for identical assets or liabilities".

8.	DEBT

The Company's bank debt was eliminated in December 2011. See Note 3.

In March 2012, the Company purchased $10.0 million notional value of the convertible bonds due 2015 for a purchase price of $5.4 million. The Company recognized a gain of $4.6 million in the first quarter of 2012. After the purchase, the Company holds 4.4% of the convertible bonds outstanding. The conversion price of the Company's convertible bonds at September 30, 2012 and December 31, 2011 was $36.5567.

9.	RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance contingent rental expense and profit share based on the earnings of these vessels.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees. In addition, the Company is chartering in two vessels from Frontline 2012 on floating rate time charters under which the charter hire expense is equal to the time charter equivalent earnings of the vessels.

In May 2012, the Company paid $13.3 million for 3,546,000 shares in a private placement by Frontline 2012 of 56 million new ordinary shares at a subscription price of $3.75 per share. Following the private placement, the Company's ownership in Frontline 2012 was reduced from 8.8% to 7.9%. Refer to Note 3 for details of the restructuring transaction with Frontline 2012.

In June, 2012, the Company announced that it had agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Rider and that Ship Finance had simultaneously sold the vessel. The charter party was terminated on July 22, 2012. The Company paid a compensation payment to Ship Finance of $0.4 million for the early termination of the charter. The Company recorded an impairment loss of $4.9 million in the second quarter of 2012.

In August 2012, the Company announced that it had agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Climber and that Ship Finance had simultaneously sold the vessel. The charter party was terminated on October 15, 2012. The Company made a compensation payment to Ship Finance of $0.6 million for the early termination of the charter. The Company recorded an impairment loss of $4.2 million in the second quarter and a loss of $0.2 million in gain (loss) of sale of assets and amortization of deferred gains in the fourth quarter.

In October 2012, the Company announced that it had agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Driver and that Ship Finance had simultaneously sold the vessel. The charter party was terminated November 20, 2012. The Company made a compensation payment to Ship Finance of $0.5 million for the early termination of the charter. The Company recorded an impairment loss of $4.0 million in the second quarter and a loss of $0.8 million in gain (loss) of sale of assets and amortization of deferred gains in the fourth quarter.

In October 2012 the Company terminated the bareboat charters on the two single hull VLCCs Ticen Ocean and Titan Aries (and the vessels were delivered to the buyers (as announced in September, 2011) in November 2012 and January 2013, respectively.

In December 2012, the Company agreed to an early termination of the time charter out contracts on the two OBO carriers, Front Viewer and Front Guider, and received a compensation payment in December 2012 from the charterers for loss of hire due to the early termination of $35.0 million. This amount was recorded in operating revenues. The Company also agreed with Ship Finance to terminate the long term charter parties for these two OBO carriers. The charter party for Front Viewer terminated in December 2012 and the charter party for the Front Guider is expected to terminate in March 2013. Ship Finance has sold the Front Viewer and expects to sell the Front Guider at the time the charter party terminates. The Company paid $23.5 million to Ship Finance as compensation for the early termination of the charters and the estimated loss of contingent rentals relating to the two vessels.

In January 2013, the Company was allocated 1,142,857 shares in a private placement by Frontline 2012 Ltd. of 59 million new ordinary shares at a subscription price of $5.25 per share. Following the private placement, the Company' has an ownership of 6.3% in Frontline 2012 Ltd..

In February, 2013 the Company agreed with Ship Finance to terminate the long term charter party for the Suezmax tanker Front Pride and Ship Finance has simultaneously sold the vessel. The charter party is expected to terminate in late February 2013. Frontline will make a compensation payment to Ship Finance of approximately $2.1 million for the early termination of the charter. The transaction will reduce the Company's obligations under capital leases by approximately $5.1 million and the Company has recorded an impairment loss of $4.7 million in the fourth quarter.

10.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2012, the Company's newbuilding program comprised two Suezmax tankers, and the Company was committed to make newbuilding installments of $87.9 million with expected payment in 2013.

As part of the Restructuring described in Note 3, Frontline 2012 agreed to fully reimburse and indemnify the Company for all payments made under any guarantees issued by the Company to the shipyard in connection with the newbuilding contracts acquired and to reimburse the Company for all costs incurred in connection with these guarantees.

11.	SUBSEQUENT EVENTS

In January 2013, the Company terminated the charter party for the singe hull VLCC Titan Aries  and expects to recognize a gain of approximately $7.5 million in the first quarter of 2013.

In February, 2013 the Company agreed with Ship Finance to terminate the long term charter party for the Suezmax tanker Front Pride and Ship Finance has simultaneously sold the vessel. The charter party is expected to terminate in late February 2013. Frontline will make a compensation payment to Ship Finance of approximately $2.1 million for the early termination of the charter. The transaction will reduce the Company's obligations under capital leases by approximately $5.1 million and the Company has recorded an impairment loss of $4.7 million in the fourth quarter.